
BNP PARIBAS

03 MAY 19 AM 7:21

F.G. Investor Relations
& Financial Information

L. DEGABRIEL
☎ 33-1.42.98.23.40
Fax 33-1.42.98.21.22


03050521

7 May 2003

Securities and Exchange Commision
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street
Washington, DC 20549

Ref : Information furnished pursuant to Rule 12g3-2b (1) (iii)
File n° 82-3757

SUPPL

Sirs,

In connection with the exemption granted to BNP PARIBAS (« the Company ») from the requirements of Section 12 (g) of the Securities Exchange Act of 1934, as amended (the « Exchange Act ») pursuant to Rule 12g3-2(b) under the Exchange Act (the « Rule »), File 82-3757, the Company encloses herewith the English version of its 2003 First Quarter Results.

We would be grateful if you could acknowledge receipt of the present document by returning to us the enclosed letter.

Sincerely yours,

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

Enclosure : 2003 First Quarter Results Press release
Acknowledgement of receipt

03 MAY 19 AM 7:21


BNP PARIBAS
Results 31.03.2003

Results as of 31 March 2003


BNP PARIBAS

Results as of 31 March 2003

Results close to the strong results in 1Q02 despite an environment that has further worsened and a sharp decline of the USD

1st quarter 2003

Net banking income: 4,513 million euros (+2.1%)
Gross operating income: 1,656 million euros (-0.7%)
Net income, group share: 962 million euros (-5.6%)


BNP PARIBAS
Presentation Overview
Group Results
Retail Banking
Asset Management & Services
BNP Paribas Capital
Corporate & Investment Banking
Results 31.03.2003
3


BNP PARIBAS
Presentation Overview
Group Results
Retail Banking
Asset Management & Services
BNP Paribas Capital
Corporate & Investment Banking
Results 31.03.2003
4

BNP PARIBAS

The Highest Quarterly NBI Since The Group was Formed

In Euro million	1Q03	1Q02	1Q03 / 1Q02	4Q02	1Q03 / 4Q02
Net Banking Income	**4,513**	**4,421**	**+2.1%**	**4,203**	**+7.4%**
Operating Expenses and Dep.	-2,857	-2,754	+3.7%	-2,765	+3.3%
Gross Operating Income	**1,656**	**1,667**	**-0.7%**	**1,438**	**+15.2%**
Provisions	-339	-300	+13.0%	-455	-25.5%
Operating Income	**1,317**	**1,367**	**-3.7%**	**983**	**+34.0%**
Cost / Income	**63.3%**	**62.3%**	**+1.0 pt**	**65.8%**	**-2.5 pt**

- **Provisions including a further €85mn general provision**

With constant scope and exchange rates	1Q03 / 1Q02
Net Banking Income	**+5.1%**
Operating Expenses and Dep.	+4.8%
Gross Operating Income	**+5.8%**
Operating Income	**+3.2%**

BNP PARIBAS

€962mn in Net Income Group Share

In Euro million	1Q03	1Q02	1Q03 / 1Q02	4Q02	1Q03 / 4Q02
Operating Income	**1,317**	**1,367**	**-3.7%**	**983**	**+34.0%**
Associated Companies	13	26	-50.0%	10	+30.0%
Gains and Provisions on Investments	240	200	+20.0%	159	+50.9%
Amortisation of Goodwill	-101	-84	+20.2%	-102	-1.0%
Non-Recurring Expense	-25	-1	n.s.	-85	-70.6%
Non Operating items	**127**	**141**	**-9.9%**	**-18**	**n.s.**
Pre-Tax Income	**1,444**	**1,508**	**-4.2%**	**965**	**+49.6%**
Tax Expense	-378	-404	-6.4%	-177	x2,1
Minority Interests	-104	-85	+22.4%	-92	+13.0%
Net Income, Group Share	**962**	**1,019**	**-5.6%**	**696**	**+38.2%**

- **1Q03 ROE after tax: 14.4%**

With constant scope and exchange rate	1Q03 / 1Q02
Pre-Tax Income	**+4.6%**
Net Income, Group Share	**+3.7%**


BNP PARIBAS
1Q03: The Highest Income of Any of the Euroland Banks
In Euro million
Net Incomes*, group share,
962
679
612
514
-219
Deutsche Bank
BBVA
SCH
ABN Amro
BNPP
*1Q03 results published as at May 7th, 2003

BNP PARIBAS

Balance sheet items

In Euro billion	31-Mar-03	31-Dec-02
Shareholders Equity, Group Share *	26.0	25.4
Total Capital ratio **	11.6%	10.9%
Tier One ratio **	8.7%	8.1%
Net Unrealised Capital Gains (1)	1.1	2.1
Doubtful Customers	15.05	15.25
Specific Provisions	9.95	10.05
Specific Provisions/ Doubtful Customers (2)	66%	66%
Reserves for Country Risks	2.3	2.4
Reserve for General Banking Risks	1.0	1.0
In Euro million	**1Q03**	**4Q02**
Value at Risk 1 day 99% (end of period)	23	28
Average Quarterly Value at Risk (1day 99%)	26	32

(1) Cobepa goodwill deducted
(2)The calculation of the Coverage rate takes into account only Specific Provisions, excluding General Provisions, Reserve for Country risks and Reserve for General Banking Risk
*estimates as at 31 March
** based on estimated Risk Weighted Assets of E 283 bn as at 31 March

Notations	
Moody's	Aa2
FitchRatings	AA
Standard & Poor's	AA-



Valuation of the Equity Investment Portfolios

- Net addition to provisions for depreciation in 1Q03: €154mn
  - →BNP Paribas Capital: €63mn
  - →Portfolio of listed equity investments: €91mn

- Net unrealised capital gains at spot prices as at 31.3.03: €1.1bn
  - →BNP Paribas Capital: €0.8bn
  - →Listed equity investment portfolio: €0.3bn

- Full provision on the investment portfolios of the insurance subsidiaries (PRE) at market value of 31 March; the full amount of this provision is reflected in the Group's consolidated NBI


BNP PARIBAS
Presentation Overview
Group Results
Retail Banking
Asset Management & Services
BNP Paribas Capital
Corporate & Investment Banking
Results 31.03.2003
GROUP RETAIL AMS CIB
10


BNP PARIBAS
Retail Banking - GOI up 4.5%

In Euro million	1Q03	1Q02	1Q03 / 1Q02	4Q02	1Q03 / 4Q02
Net Banking Income	**2,413**	**2,313**	**+4.3%**	**2,416**	**-0.1%**
Operating Expenses and Dep.	-1,536	-1,474	+4.2%	-1,537	-0.1%
Gross Operating Income	**877**	**839**	**+4.5%**	**879**	**-0.2%**
Provisions	-167	-159	+5.0%	-224	-25.4%
Operating Income	**710**	**680**	**+4.4%**	**655**	**+8.4%**
Amortisation of Goodwill	-80	-57	+40.4%	-79	+1.3%
Other Non Operating Items	9	10	-10.0%	18	-50.0%
Pre-Tax Income	**639**	**633**	**+0.9%**	**594**	**+7.6%**
Cost / Income	63.7%	63.7%	=	63.6%	+0.1 pt
Allocated Equity (Ebn)	9.5	9.4	+0.4%		
Pre-Tax ROE	27%	27%			

GOI in € mn
Cost/Income ratio
900
400
752
741
751
794
839
855
858
879
877
75%
70%
65%
60%
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03


BNP PARIBAS
Presentation Overview
Retail Banking
French Retail Banking
Retail Financial Services
International Retail Banking



FRB - 28% Pre-tax ROE, up 1 point

In Euro million	1Q03	1Q02	1Q03 / 1Q02	4Q02	1Q03 / 4Q02
Net Banking Income	**1,208**	**1,208**	=	**1,183**	**+2.1%**
Incl. Commissions	*510*	*540*	*-5.6%*	*485*	*+5.2%*
Incl. Interest Margin	*698*	*668*	*+4.5%*	*698*	=
Operating Expenses and Dep.	-827	-810	+2.1%	-822	+0.7%
Gross Operating Income	**381**	**398**	**-4.3%**	**361**	**+5.4%**
Provisions	-52	-46	+13.0%	-60	-13.3%
Operating Income	**329**	**352**	**-6.5%**	**301**	**+9.2%**
Non Operating items	-4	0	n.s.	5	n.s.
Pre-Tax Income	**325**	**352**	**-7.7%**	**306**	**+6.1%**
Income Attributable to AMS	-13	-19	-31.6%	-16	-18.8%
Pre-Tax Income of French Retail Bkg	**312**	**333**	**-6.3%**	**290**	**+7.6%**
Cost / Income	68.5%	67.1%	+1.4 pt	69.5%	-1.0 pt
Allocated Equity (Ebn)	4.5	5.0	-9.4%		
Pre-Tax ROE	28%	27%			

- NBI sustained compared to the very high 1Q02 benchmark level
- Rise in costs under control, consistent with the target for the year
- Cost of risk still moderate (less than 0,30% of RWA)

FRB - Quarterly Changes in NBI

In Euro million


Net Banking Income
1 152
1 078
1 103
1 088
1 158
1 129
1 167
1 145
1 208
1 162
1 187
1 183
1 208
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2000
2001
2002
2003


BNP PARIBAS
FRB - Commissions
540
- 5.6%
510
190.8
-17.8%
156.9
74.9
+5.2%
78.7
=
274.0
Savings & Stock Market
Payment instruments
Other banking operations
1Q02
1Q03
In Euro million
• Impact of falling equity markets on savings and stock market service commissions
• Card business still buoyant
• Level of other banking transactions related commissions maintained
Results 31.03.2003
FRB
GROUP RETAIL AMS CIB
15

BNP PARIBAS

FRB - Outstanding Loans and Savings

In Euro billion

	Outstandings 1Q03	%Change 1 year 1Q03/1Q02	%Change 1 Quarter 1Q03/4Q02
LENDINGS [1]			
Total Loans	69.3	-3.4%	-1.4%
Individual Customers	30.7	+6.9%	+1.7%
Incl. Mortgages	24.6	+8.7%	+2.1%
Incl. Consumer Lending	6.1	+0.3%	+0.4%
Corporates	35.2	-10.8%	-3.8%
DESPOSITS and SAVINGS [1]			
Cheque and Current Accounts	27.3	-5.0%	-4.4%
Savings Accounts	30.8	+10.1%	+8.8%
Market Rate Deposits	9.4	-15.9%	-10.8%
FUNDS UNDER MANAGEMENT [2]			
Life Insurance	33.2	+2.7%	+1.5%
Mutual Funds [3]	52.8	-7.5%	+2.6%

(1) Average cash Outstandings (2) Outstandings at the end of the period
(3) These statistics do not include mutual funds assets located in Luxembourg (Parvest)

- **Gross interest margin: 3.69%* (+0.38 bp year-on-year)**

* 1 year sliding average



FRB - Deposits and Savings

- **Savings: good level of net inflow**
  - → success of the new products launched this quarter

    Z2 - guaranteed investment fund (€800mn), *Gulf Stream 2* - guaranteed investment fund and life insurance (€290mn), *Weezbee* - teenager account (90,000 accounts)
  - → market share gains
    - in numbers of savings accounts (+0.2 pt)
    - in medium- and long-term mutual funds: 10.0% market share as of 31/03/03 (9.8% in 2002, 9.7% in 2001 and 9.6% in 2000) (Source: Europerformance)

- **Cheque and current accounts: down compared to the high level in 1Q02 due to the switch to the Euro**


FRB
GROUP
RETAIL
AMS
CIB



FRB - Individual Customers
Continued Expansion of the Customer Base


Rise in the number of individual cheque and current accounts
+43,000
+64,000
+72,700
+97, 000*
+104,000
+17,700
+23,000
1998
1999
2000
2001
2002
1Q02
1Q03
* to which were added 30,000 new customers coming from the Treasury network

- **23,000 new customers in 1Q03 (+30% / 1Q02)**
- **Mortgage lending production up 25%**



FRB - Corporates
Introduction of the New Organisation

- **Rollout of the New Organisation**
  - → differentiated approach: new segmentation and specialised sales agents in dedicated business centres
  - → corporate service centre taking growing numbers of contacts with corporate clients, freeing up the sales forces for sales initiatives
  - → CIB's expertise and solutions used for SME and Major Corporate Clients
- **Cross-selling expanded**
  - → sales of specialised services (+10 %/1Q02) for ARVAL (fleet of vehicles) and ARIUS (computer fleet)
  - → synergies with Private Banking for business clients (new money inflow of €180mn during 1Q03)
  - → sales of Fixed Income products (x2/1Q02)
- **The economic environment and the impact of efforts by corporates to reduce their debt are taken into account**
  - → targeted efforts to meet corporate financing requirements
  - → goal for the future: stabilising lending market share


BNP PARIBAS
Presentation Overview
Retail Banking
French Retail Banking
Retail Financial Services
International Retail Banking
Results 31.03.2003
RFS
GROUP RETAIL AMS CIB
20

BNP PARIBAS RFS - Further Progress in Business and Profitabilty

In Euro million

	1Q03	1Q02	1Q03 / 1Q02	4Q02	1Q03 / 4Q02
Net Banking Income	**689**	**628**	**+9.7%**	**669**	**+3.0%**
Operating Expenses and Dep.	-419	-387	+8.3%	-416	+0.7%
Gross Operating Income	**270**	**241**	**+12.0%**	**253**	**+6.7%**
Provisions	-90	-88	+2.3%	-119	-24.4%
Operating Income	**180**	**153**	**+17.6%**	**134**	**+34.3%**
Amortisation of Goodwill	-40	-24	+66.7%	-35	+14.3%
Other Non Operating Items	14	12	+16.7%	18	-22.2%
Pre-Tax Income	**154**	**141**	**+9.2%**	**117**	**+31.6%**
Cost / Income	60.8%	61.6%	-0.8 pt	62.2%	-1.4 pt
Allocated Equity (Ebn)	2.9	2.8	+6.4%		
Pre-Tax ROE	21%	20%			

With constant scope and exchange rates

	1Q03 / 1Q02
Net Banking Income	**+4.2%**
Gross Operating Income	**+5.4%**
Operating Income	**+9.2%**
Pre-Tax Income	**+14.1%**

BNP PARIBAS RFS - 1Q03 Highlights

- Cetelem
  - → Facet: results in line with the plan unveiled upon acquisition
  - → continued strong growth outside France (outstandings +18.5% / 1Q02)
  - → provisions reduced in relation to outstandings in Europe
  - → card business in Korea discontinued
- BNP Paribas Lease Group
  - → margins on new leasing production have held up well in France despite the difficult economic situation
- Arval PHH
  - → continued fast-pace growth in France and continental Europe
  - → UK: sales recovery plan implemented with the new customer segmentation
- UCB
  - → business launched in the Netherlands
- Cortal Consors
  - → income has held up well (-6% / Cortal+Consors in 1Q02)
  - → extremely proactive regarding costs (-20% / Cortal+Consors in 1Q02)


BNP PARIBAS
Presentation Overview
Retail Banking
French Retail Banking
Retail Financial Services
International Retail Banking
Results 31.03.2003
IRB
GROUP
RETAIL
AMS
CIB
23

BNP PARIBAS

IRB - High Profitability Despite the Unfavourable Exchange Effect

In Euro million	1Q03	1Q02	1Q03 / 1Q02	4Q02	1Q03 / 4Q02
Net Banking Income	**551**	**518**	**+6.4%**	**603**	**-8.6%**
Operating Expenses and Dep.	-311	-299	+4.0%	-322	-3.4%
Gross Operating Income	**240**	**219**	**+9.6%**	**281**	**-14.6%**
Provisions	-25	-25	+0.0%	-45	-44.4%
Operating Income	**215**	**194**	**+10.8%**	**236**	**-8.9%**
Amortisation of Goodwill	-40	-33	+21.2%	-44	-9.1%
Other Non Operating Items	-2	-2	+0.0%	-5	-60.0%
Pre-Tax Income	**173**	**159**	**+8.8%**	**187**	**-7.5%**
Cost / Income	56.4%	57.7%	-1.3 pt	53.4%	+3.0 pt
Allocated Equity (Ebn)	2.0	1.7	+19.1%		
Pre-Tax ROE	34%	37%			

With constant scope and exchange rates	1Q03 / 1Q02	1Q03 / 4Q02
Net Banking Income	**-1.1%**	**-1.4%**
Operating Expenses and Dep.	-2.5%	+4.1%
Gross Operating Income	**+0.8%**	**-7.8%**
Operating Income	**+2.9%**	**-0.8%**
Pre-Tax Income	**+3.0%**	**+1.8%**



IRB - 1Q03 Highlights

- BancWest: Operating result up 16.0% year-on-year
  (at constant scope and exchange rates)
  - → Revenues: +0.5% /1Q02 and -1.1% /4Q02
    - prudent mortgages refinancing policy: volumes down 5% /4Q02
    - effects of the strategy to reduce corporate lending coming from UCB
    - decline in gross margin interest (4.47% compared to 4.57% in 1Q02)
  - → Successful integration of UCB
    - Operating expenses and depreciation: -6.4% /1Q02 and -0.4% /4Q02
  - → Provisions lowered and coverage rate raised
    - charge-offs/loans ratio: 0.18% compared to 1.0% in 1Q02
    - NPLs/loans ratio: 0.97% compared to 1.06% in 1Q02
    - Allowance /NPLs ratio: 169% compared to 149% in 1Q02
- Emerging markets overseas: falling revenues due to the effect of a change in scope and to the market climate
- ROE before tax and amortisation of goodwill maintained at its 2002 level: 42%


BNP PARIBAS
Presentation Overview
Group Results
Retail Banking
Asset Management & Services
BNP Paribas Capital
Corporate & Investment Banking
Results 31.03.2003
GROUP RETAIL AMS CIB
26



BNP PARIBAS

AMS - Results Affected by the Crisis in the Financial Markets

In Euro million	1Q03	1Q02	1Q03 / 1Q02	4Q02	1Q03 / 4Q02
Net Banking Income	**538**	**596**	**-9.7%**	**543**	**-0.9%**
Operating Expenses and Dep.	-375	-353	+6.2%	-354	+5.9%
Gross Operating Income	**163**	**243**	**-32.9%**	**189**	**-13.8%**
Provisions	-4	5	n.s.	-3	+33.3%
Operating Income	**159**	**248**	**-35.9%**	**186**	**-14.5%**
Amortisation of Goodwill	-12	-5	x2,4	-13	-7.7%
Other Non Operating Items	-2	5	n.s.	-2	+0.0%
Pre-Tax Income	**145**	**248**	**-41.5%**	**171**	**-15.2%**
Cost / Income	69.7%	59.2%	+10.5 pt	65.2%	+4.5 pt

Cogent fully consolidated as of 1Q03

With constant scope and exchange rates	1Q03 / 1Q02
Net Banking Income	**-13.0%**
Operating Expenses and Dep.	=
Gross Operating Income	**-31.7%**
Pre-Tax Income	**-37.8%**

- **Margin on assets: 62 pb in 1Q03 (64 bp in 2002)**
- **Reduction of Operating Exp. and Dep. at constant scope and exchange rates (-2% /4Q02), in line with the target for 2003**


BNP PARIBAS
+ €3.4bn in Net New Money in 1Q03
• Annualised effect of net new money : +5.3% in 1Q03
→ success of the guaranteed investment funds (Z2, Gulf Stream 2, etc.)
In €bn
255
95
160
+3.4
Net new money
-7.5
Performance & change
+9.0
Scope 2 and others
260
91
169
Total Private Banking Assets
Total other net assets 1
31.12.02
31.03.03
1 Asset Management + Cortal + Insurance net of double accounting
2 Consors and Shinhan joint-venture consolidated
Results 31.03.2003
GROUP RETAIL AMS CIB
28

BNP PARIBAS

Asset Management and Private Banking - Effects of the Cost-Cutting Measures Initiated in 2002

In Euro million	1Q03	1Q02	1Q03 / 1Q02	4Q02	1Q03 / 4Q02
Net Banking Income	225	271	-17.0%	223	+0.9%
Operating Expenses and Dep.	-166	-182	-8.8%	-172	-3.5%
Gross Operating Income	59	89	-33.7%	51	+15.7%
Provisions	-4	4	n.s.	-6	-33.3%
Operating Income	55	93	-40.9%	45	+22.2%
Non Operating items	-3	-2	+50.0%	-7	-57.1%
Pre-Tax Income	52	91	-42.9%	38	+36.8%
Cost / Income	73.8%	67.2%	+6.6 pt	77.1%	-3.3 pt

- NBI held up well compared to 4Q02 (+0.9%), despite a new fall in equity markets
  - → CAC 40 index: quarterly average down 7.7% compared to 4Q02
- Costs down
  - → -3.5% / 4Q02
  - → -8.8% / 1Q02

Operating Exp. And dep. — Cost/Income ratio

1Q02: 182 | 2Q02: 182 | 3Q02: 177 | 4Q02: 172 | 1Q03: 166

In Euro million

BNP PARIBAS

Insurance Business Line - Good Sales Activity, but Provisions for Securities Impacted NBI

In Euro million	1Q03	1Q02	1Q03 / 1Q02	4Q02	1Q03 / 4Q02
Net Banking Income	164	184	-10.9%	195	-15.9%
Operating Expenses and Dep.	-87	-84	+3.6%	-90	-3.3%
Gross Operating Income	77	100	-23.0%	105	-26.7%
Provisions	0	1	n.s.	2	n.s.
Operating Income	77	101	-23.8%	107	-28.0%
Non Operating items	-1	5	n.s.	5	n.s.
Pre-Tax Income	76	106	-28.3%	112	-32.1%
Cost / Income	53.0%	45.7%	+7.3 pt	46.2%	+6.8 pt

- Good sales performance:
  - → France: Success of the new products in the FRB network and in French Private Banking
  - → Outside France: Personal savings and death and disability insurance (revenues up 24 % compared to 1Q02)
- NBI affected by falling equity markets
  - → Decline in fees related to unit-linked insurance products
  - → Provisions on equity investment portfolio



Securities Services - Revenues Held up Compared to 4Q02

In Euro million	1Q03	1Q02	1Q03 / 1Q02	4Q02	1Q03 / 4Q02
Net Banking Income	**149**	**141**	**+5.7%**	**125**	**+19.2%**
Operating Expenses and Dep.	-122	-87	+40.2%	-92	+32.6%
Gross Operating Income	**27**	**54**	**-50.0%**	**33**	**-18.2%**
Provisions	0	0	n.s.	1	n.s.
Operating Income	**27**	**54**	**-50.0%**	**34**	**-20.6%**
Non Operating items	-10	-3	x3,3	-13	-23.1%
Pre-Tax Income	**17**	**51**	**-66.7%**	**21**	**-19.0%**
Cost / Income	81.9%	61.7%	+20.2 pt	73.6%	+8.3 pt

- New business successes
  - → Clearing and Custody contracts with Deutsche Bank AG Paris, Merrill Lynch International in Belgium, HSBC/CCF in the Netherlands
- Revenues: -2.1% compared to 4Q02, excluding Cogent
  - → Contraction of assets under custody limited to 3.3% compared to 31.12.02
  - → Substantial growth in the number of transactions handled (+14% 1Q03/1Q02; +5% 1Q03/4Q02)
- Operating expenses and depreciation, excluding Cogent, flat compared to 4Q02
- Cogent:
  - → planned synergies starting to be produced
  - → operations broke even in 1Q03 despite a hostile economic climate





Presentation Overview



BNP Paribas Capital - Good Performance

In Euro million

	1Q03	1Q02	4Q02
Net Capital Gains	**330**	**125**	**151**
Other Net Income	-30	-18	-30
Operating Expenses and Dep.	-8	-12	-12
Pre-Tax Income	**292**	**95**	**109**

Portfolio as of 31.03.2003

- Estimated portfolio value: €3.7bn (€4.5bn as of 31.12.02)
  - → including net unrealised capital gains*:
    - €0.8bn (€1.4bn as of 31.12.02)
- Continued reduction in the portfolio:
  - → net divestments: €0.6bn
- Disposal of the second part of Royal Canin

*net of Cobepa's goodwill (€0.2bn)


BNP PARIBAS
Presentation Overview
Group Results
Retail Banking
Asset Management & Services
BNP Paribas Capital
Corporate & Investment Banking
Results 31.03.2003
GROUP
RETAIL
AMS
CIB
34



BNP PARIBAS

CIB - A Quarter With Buoyant Business, Comparable to a Very Good 1Q02

In Euro million

	1Q03	1Q02	1Q03 / 1Q02	4Q02	1Q03 / 4Q02
Net Banking Income	**1,558**	**1,534**	**+1.6%**	**1,273**	**+22.4%**
*Incl. Trading Revenues**	*998*	*843*	*+18.4%*	*615*	*+62.3%*
Operating Expenses and Dep.	-898	-887	+1.2%	-837	+7.3%
Gross Operating Income	**660**	**647**	**+2.0%**	**436**	**+51.4%**
Provisions	-174	-147	+18.4%	-221	-21.3%
Operating Income	**486**	**500**	**-2.8%**	**215**	**x2,3**
Non Operating items	-3	-2	n.s.	20	n.s.
Pre-Tax Income	**483**	**498**	**-3.0%**	**235**	**x2,1**
Cost / Income	57.6%	57.8%	-0.2 pt	65.8%	-8.2 pt
Allocated Equity (Ebn)	7.1	7.9	-9.2%		
Pre-Tax ROE	27%	25%			

*Including customer activity and related revenues

With constant scope and exchange rates

	1T03 / 1T02
Net Banking Income	**+15.6%**
Operating Expenses and Dep.	+11.8%
Gross Operating Income	**+21.0%**
Pre-Tax Income	**+18.8%**

GOI in Emn
Cost/income ratio
748
562
612
593
647
365
427
436
660
800
700
600
500
400
300
200
100
0
100%
90%
80%
70%
60%
50%
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03



BNP PARIBAS

The New Organisation of Financing Businesses

- Organisation implemented in 2002

  → creation of an organisation with global coverage
  - 16 Senior Bankers for 85 strategic customers
  - 130 Relationship Managers for 1,100 customers

  → structured financing unit has taken over management of commercial banking's loan book

Consequence on the reporting of results:
specialised financing and commercial banking operations grouped together


BNP PARIBAS

Financing Businesses

In Euro million	1Q03	1Q02	1Q03 / 1Q02	4Q02	1Q03 / 4Q02
Net Banking Income	**496**	**561**	**-11.6%**	**585**	**-15.2%**
Operating Expenses and Dep.	-237	-265	-10.6%	-238	-0.4%
Gross Operating Income	**259**	**296**	**-12.5%**	**347**	**-25.4%**
Provisions	-182	-137	+32.8%	-239	-23.8%
Operating Income	**77**	**159**	**-51.6%**	**108**	**-28.7%**
Non Operating items	-9	0	n.s.	28	n.s.
Pre-Tax Income	**68**	**159**	**-57.2%**	**136**	**-50.0%**
Cost / Income	47.8%	47.2%	+0.6 pt	40.7%	+7.1 pt
Allocated Equity (Ebn)	4.5	4.5	+1.4%		
Pre-Tax ROE	6%	14%			

- Revenues:
  - → greater selectivity in lending policy
  - → downward pressure on margins, in particular in Asia, due to limited demand for investment loans
  - → « Energy, Commodities Export and Project » business held up in a mixed climate (oil price high but fall in the US dollar)
- Provisions: down compared to 4Q02 despite the impact of the general reserve (€70mn)
- ROE before tax and general reserve: 12%

BNP PARIBAS

Advisory and Capital Markets - Sharp Rise in Revenues and Results

In Euro million	1Q03	1Q02	1Q03 / 1Q02	4Q02	1Q03 / 4Q02
Net Banking Income	**1,062**	**973**	**+9.1%**	**688**	**+54.4%**
Operating Expenses and Dep.	-661	-622	+6.3%	-599	+10.4%
Gross Operating Income	**401**	**351**	**+14.2%**	**89**	**x4,5**
Provisions	8	-10	n.s.	18	-55.6%
Operating Income	**409**	**341**	**+19.9%**	**107**	**x3,8**
Non Operating items	6	-2	n.s.	-8	n.s.
Pre-Tax Income	**415**	**339**	**+22.4%**	**99**	**x4,2**
Cost / Income	62.2%	63.9%	-1.7 pt	87.1%	-24.9 pt
Allocated Equity (Ebn)	2.6	3.4	-23.2%		
Pre-Tax ROE	63%	40%			

- Revenues
  - →superior performance of all the fixed income businesses
  - →equity derivatives business experienced sharp upswing compared to 4Q02
  - →cash equities business still hard hit by the equity market meltdown
- Costs
  - →impact of the provisions for bonuses


BNP PARIBAS
Value-At-Risk (1 day-99%)
Daily Revenues
Value at Risk
80
60
40
20
0
-20
-40
-60
-80
Apr-00
Jul-00
Oct-00
Jan-01
Apr-01
Jul-01
Oct-01
Jan-02
Apr-02
Jul-02
Oct-02
Jan-03
Results 31.03.2003
GROUP
RETAIL
AMS
CIB
39

BNP PARIBAS

CIB - Major Upward Move in the Rankings

	1Q 03	2002*
FIXED-INCOME (worldwide)		
All Invest.-grade bonds in euros (bookrun.)	# 2	# 5
All Corporate bonds in euros (bookrun.)	# 2	# 3
All bonds in euros, bookrunners	# 3	# 9
All Euromarket issues, bookrunners	# 4	# 10
STRUCTURED FINANCE		
Top bookrunner of Synd. Credits worldwide (volume)	# 9	# 8
Top bookrunner of Synd. Credits EMEA (volume)	# 2	# 5
Top mandated arrangers of Synd. Credits EMEA (volume)	# 4	# 5
CORPORATE FINANCE		
International EMEA Convertible issues	# 4	# 6
M&A Europe, completed deals (by amount)	#12	# 12

*Year 2002

Source: IFR - Thomson Financial


BNP PARIBAS
Notes - Group
Results 31.03.2003
GROUP RETAIL AMS CIB
41

BNP PARIBAS

Equity Allocated to the Core Businesses

In Euro billion	1Q03	1Q02	%Change
Retail Banking	**9.5**	**9.4**	**+0.4%**
French Retail Banking	4.5	5.0	-9.4%
International Retail Banking	2.0	1.7	+19.1%
Retail Financial Services	2.9	2.8	+6.4%
Asset Management and Services	**2.8**	**2.8**	**=**
Asset Management and Private Banking	0.8	0.9	-9.8%
Insurance	1.8	1.6	+10.4%
Securities Services	0.3	0.4	-22.7%
Corporate and Investment Banking	**7.1**	**7.9**	**-9.2%**
Advisory and Capital Markets	2.6	3.4	-23.2%
Financing Businesses	4.5	4.5	+1.4%
BNP Paribas Capital	**1.3**	**1.8**	**-24.9%**
Total Operational Businesses	20.7	21.9	-5.1%

Equity is allocated to the core businesses in accordance with the requirements and calculation methods of the Cooke ratio. It is allocated on the basis of 6% of weighted assets.

To round out this approach, the following is added:

- an amount of 0.25% of the assets under management for Private banking and Asset management business lines.
- for the insurance business equity allocated is equal to 100% of the amounts required for solvency margin
- for the Private Equity business, a percentage of the total book value of the securities, which varies according to the type of investment, so as to reflect the actual level of risk incurred.


BNP PARIBAS
Notes-
French Retail Banking
Results 31.03.2003
FRB
GROUP RETAIL AMS CIB
43


BNP PARIBAS
FRB - Variation in Total Lending
Average outstandings
in billions of euros
71.9 73.2 77.2 76.3 76.1 71.7 71.1 70.5 70.3 69.3
5,8 6,0 6,0 6,1 6,1 6,1 6,1 6,1 6,1 6,1
21,1 20,9 21,4 22,0 22,3 22,7 22,9 23,5 24,1 24,6
40,8 42,5* 46,1* 44,6 44,2 39,4 38,5 37,4 36,6 35,2
4,2 3,8 3,7 3,6 3,5 3,6 3,5 3,5 3,5 3,4
Q4 00 Q1 01 Q2 01 Q3 01 Q4 01 Q1 02 Q2 02 Q3 02 Q4 02 Q1 03
*Windfall transactions recorded in the 1st half 2001
% Change 1Q03/1Q02
Total loans: -3.4%
Consumer: +0.3%
Mortgages: +8.7%
Corporate: -10.8%
Results 31.03.2003
FRB
GROUP RETAIL AMS CIB
44


BNP PARIBAS
FRB - Variation in Deposits and Funds Under Management
Average outstandings
In Euro billion
25,4
27,0
28,8
28,0
28,8
27,9
28,0
28,6
27,3
27,1
26,8
26,6
26,6
28,0
28,1
28,1
28,3
30,8
10,7
11,2
11,2
10,9
11,1
10,3
10,6
10,5
9,4
Q1 01
Q2 01
Q3 01
Q4 01
Q1 02
Q2 02
Q3 02
Q4 02
Q1 03
Outstandings end of period
In Euro billion
54.3
55.9
52.7
54.8
57.1
51.4
51.4
52.8
33,6
34,9
31,3
33,6
33,6
30,9
28,1
28,5
27,7
29,8
30.8
30.4
31.6
32.3
31.2
32,0
32,7
33,2
Q1 01
Q2 01
Q3 01
Q4 01
Q1 02
Q2 02
Q3 02
Q4 02
Q1 03
% Change 1Q03/1Q02
Cheque and current accounts : - 5.0%
Savings accounts: +10.1%
Market rate deposits: - 15.9%
Mutual funds[1] : -7.5 %
Incl. MLT Mutual funds : -17.3 %
(CAC 40 index : -44.1% / 31.03.02)
Life Insurance : +2.7%
[1] Mutual funds: Europerformance (French mutual funds); these statistics do not include mutual fund assets located outside France, in particular Parvest
FRB
GROUP
RETAIL
AMS
CIB
45
Results 31.03.2003


BNP PARIBAS
Notes-
Retail Financial Services
Results 31.03.2003
46

BNP PARIBAS

RFS - Managed Outstandings

In Euro billion	March-03	March-02	% Change 1 year / March-02	Dec-02	% Change 1 quarter / Dec-02
Cetelem MT + ST	**27.5**	**25.3**	**+8.9%**	**27.8**	**-1.0%**
France [1]	17.9	17.2	+4.3%	18.5	-3.1%
Outside France	9.6	8.1	+18.5%	9.3	+3.2%
BNP Paribas Lease Group MT	**16.0**	**16.9**	**-5.6%**	**15.8**	**+1.0%**
France [1]	12.9	14.3	-9.8%	12.6	+2.1%
Europe (outside France) [2]	3.1	2.6	+17.5%	3.2	-3.4%
UCB	**14.6**	**13.4**	**+8.3%**	**14.3**	**+1.8%**
France Individuals	8.8	8.8	+0.9%	8.9	-0.3%
Europe (outside France)	5.7	4.7	+22.2%	5.4	+5.1%
Long Term Leasing with Services	**4.5**	**4.3**	**+5.8%**	**4.5**	**+0.1%**
France	1.7	1.5	+8.7%	1.6	+3.2%
Europe (outside France)	2.9	2.7	+4.3%	2.9	-1.6%
ARVAL PHH					
Total Managed Vehicles (in thousands)	**613**	**664**	**-7.7%**	**650**	**-5.7%**
France	174	160	+8.9%	171	+1.8%
Continental Europe (excl. France)	136	112	+21.6%	135	+0.9%
United Kingdom	303	392	-22.9%	344	-12.0%

1 Transfer of Crédit Universel Outstandings (E1.2bn) from BNP Paribas Lease Group to Cetelem in 4Q02

2 Impact of CNH in 4Q02 : +E 0.3bn


BNP PARIBAS
Notes-
International Retail Banking
Results 31.03.2003
48


BNP PARIBAS
BancWest
CORPORATION
Non Performing assets/
loans and foreclosed properties
1,5%
1,0%
0,5%
0,0%
1,01%
0,86%
0,78%
1,01%
1,06%
1,04%
1,12%
1,01%
0,97%
'99 '00 '01 '02 1Q 02 2Q 02 3Q 02 4Q 02 1Q 03
After the acquisition of UCB
Charge-offs nets/
Average total loans and leases
1,2%
1,0%
0,8%
0,6%
0,4%
0,2%
0,0%
0,42%
0,37%
0,55%
0,53%
1%
0,31%
0,47%
0,49%
0,18%
'99 '00 '01 '02 1Q 02 2Q 02 3Q 02 4Q 02 1Q 03
Allowance for loans and leases losses/
total loans and leases
2,5%
2,0%
1,5%
1,0%
1,29%
1,23%
1,28%
1,58%
1,59%
1,60%
1,60%
1,58%
1,64%
'Déc 99
'Déc 00
'Déc 01
'Déc 02
1Q 02
2Q 02
3Q 02
4Q 02
1Q 03
Results 31.03.2003
IRB
GROUP RETAIL AMS CIB
49


BNP PARIBAS
Notes-
Asset Management and Services
Results 31.03.2003
50


BNP PARIBAS
Asset Management - Breakdown by Type of Asset
Asset Management
31.03.02
Monetary 28%
Bonds 28%
Diversified 12%
Guaranted and structured 8%
Equity 24%
31.03.03
Monetary 32%
Bonds 34%
Diversified 10%
Guaranted and Structured 10%
Equity 14%
Results 31.03.2003
AM
GROUP RETAIL AMS CIB
51


BNP PARIBAS
Securities Services- Assets Under Custody and Number of Transactions
Assets Under Custody (end of period)
In Euro billion
2 500
2 000
1 500
1 000
500
0
1 402
1 990
1 811
2 046
1 752
2000
2001
2002
1Q02
1Q03
Number of transaction
(In million)
5,1
5,2
5,6
6,5
6,1
6,3
6,7
6,6
6,9
1Q01 2Q01 3Q01 4Q01 1Q02 2Q02 3Q02 4Q02 1Q03
Results 31.03.2003
GROUP RETAIL AMS CIB
52


BNP PARIBAS
Notes-
Corporate and Investment Banking
Results 31.03.2003
53


BNP PARIBAS
VAR (1 day, 99%) by type of risk
Interest rate
Securities
Change
Commodities
Netting
31.03.00
30.06.00
30.09.00
29.12.00
31.03.01
29.06.01
28.09.01
31.12.01
29.03.02
28.06.02
30.09.02
31.12.02
31.03.02
Total 42 54 41 31 27 28 39 37 56 32 40 28
Results 31.03.2003
GROUP RETAIL AMS CIB
54